EXHIBIT 99.1

GAMING PARTNERS INTERNATIONAL CORPORATION (NASDAQ: GPIC)

Gerard Charlier, Chief Executive Officer at 702/384-2425

John Foley, Foley/Freisleben LLC at 213/955-0020

GAMING PARTNERS INTERNATIONAL CORPORATION REPORTS
FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2005

LAS VEGAS, NEV. (MAY. 13, 2005) - Gaming Partners International Corporation (Nasdaq - NMS: GPIC) today announced its financial results, as well as the filing of its Form 10-Q, for its first quarter ended March 31, 2005.  The company, a leading manufacturer and supplier of casino table game equipment, recorded net income of $502,000, which represented a positive swing of approximately $1.0 million from the first quarter of 2004. At the same time, revenues advanced by 68% from the year earlier quarter.

For the three months ended March 31, 2005, revenues increased to $12.3 from $7.3 million in the year earlier period.  Net income was $502,000, equal to $0.06 per basic and diluted share, up from a net loss of $470,000, or $(0.06) per basic and diluted share in the corresponding quarter of 2004.

Gerard Charlier, president and CEO, commented:  “We are very pleased by the company’s continued progress and substantial improvement to the bottom line. The first quarter was a strong period of business for GPIC.  Our robust sales increase was driven by broad strength across the company’s geographic markets including the U.S., Europe and Asia. Both of our principal operating subsidiaries, GPI-USA and GPI-SAS, recorded higher revenues for the quarter. We are particularly pleased by the increase in sales orders for RFID chips, after the first quarter, to prestigious casinos in the US. We started developing RFID chips some 10 years ago. Thanks to the past years of experience, we are able to imbed microchips in all of our gaming chip products with such efficiency that it is virtually impossible for dealers and players to notice any difference in the feel or handling of these chips. Unit prices of chips and readers are now low enough to make it attractive for casinos to invest in these products and improve the security and efficiency of their table game management systems.

“However, as we have noted previously, the company may experience fluctuations in profitability on a quarterly basis due to the timing of customer orders, production and shipments of our casino products.”

Our backlog of production orders amounted to approximately $8.6 million for the U.S. and $8.9 million for France as of March 31, 2005. At March 31, 2004, our backlog was approximately $6.1 million for the U.S. and $7.7 million for France.

First quarter revenues benefited from higher sales by GPI-SAS, the company’s French subsidiary, primarily due to sales to casinos in Asia with the development of new casino projects in Macau.  GPI-USA also enjoyed increased revenues due to new casino openings and large reorders.  Cost of revenues as a percentage of total revenues decreased to 60.7% from 63.4% in last year’s first quarter.  The improvement was primarily driven by a better absorption of fixed costs due to the higher sales volume and the product mix at GPI-SAS and GPI-USA.

As a result of higher revenues and the improvement in cost of revenues described above, gross profit in the first quarter strengthened by 80%, or $2.2 million from the prior year.  Gross profit margin increased to 39.3% from 36.6% a year ago.

Total operating expenses, while $639,000 higher for the quarter, showed significant improvement as a percentage of quarterly revenues, declining to 30.5% from 42.5% in the prior year quarter.  The increase in operating expenses reflected several one-time expenditures, including $100,000 related to the company’s conversion to the NASDAQ National Market, and approximately $250,000 related to building repairs, compensation and system improvements.

Other income for the quarter was approximately $73,000 higher, primarily due to an increase in gain from foreign currency exchange as a result of the valuation of the euro compared to the U.S. dollar.

At March 31, 2005, GPIC had approximately $6.3 million in cash and cash equivalents and $3.3 million in marketable securities for a total of $9.6 million, compared with $13.0 million at December 31, 2004.  Working capital totaled approximately $12.0 million at the end of the first quarter of 2005, virtually unchanged from $12.2 million at December 31, 2004. Cash was used to purchase inventory in order to meet the production needs and our accounts receivable also increased since the year ended December 31, 2004.

Charlier concluded:  “The company’s improved profitability, backlog, growing revenues, and strengthened financial position are very satisfying.  The year is off to a solid start, and we intend to continue building on our progress and implementing our strategies for profitable growth.  As always, our entire team remains focused on providing quality products and superior service to our customers in the gaming industry worldwide.”

About the Company

GPIC manufactures and supplies gaming chips, table layouts, playing cards, dice, gaming furniture, table accessories and other products that are used with casino table games such as blackjack, poker, baccarat, craps and roulette.  GPIC is headquartered in Las Vegas, Nevada, with offices in Beaune, France; San Luis, Mexico; and Atlantic City, New Jersey.  GPIC sells its casino products directly to licensed casinos throughout the world.  For additional information about GPIC, visit our web site at www.gpigaming.com.

This press release may contain certain forward-looking statements that are subject to risks and uncertainties. GPIC’s expectations regarding operating results and operating efficiencies, including the growth of new product markets, may not be met.  Factors that could cause actual results to vary materially from these forward-looking statements include: reduction in growth rate of new and existing casinos and markets, particularly in Asia, potential patent infringement issues, timing and volume of customer demand for our casino products, timing of new casino openings and expansions, failure of the industry to accept RFID technology with respect to gaming chips and readers, domestic or international terrorists incidents, and unexpected taxes, charges, costs or difficulties in consolidating the operations of the companies.  Additional information concerning factors and risks that could affect these statements and GPIC’s financial condition and results of operations are included in GPIC’s Form 10-K for the year ended December 31, 2004.

GAMING PARTNERS INTERNATIONAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(dollars in thousands, except per share amounts)

	THREE MONTHS ENDED MARCH 31,
	2005	2004
Revenues	$12,291	$7,326
Cost of revenues	7,458	4,648
Gross profit	4,833	2,678

Product development	35	41
Marketing and sales	1,119	865
Depreciation and amortization	477	494
General and administrative	2,120	1,712
Total operating expenses	3,751	3,112
Income (loss) from operations	1,082	(434)
Other income, net	104	31
Interest expense	(56)	(68)
Income (loss) before income taxes	1,130	(471)
Income tax benefit (expense)	(628)	1
Net income (loss)	$502	$(470)

Net income (loss) per share:
Basic	$0.06	$(0.06)
Diluted	$0.06	$(0.06)
Weighted average shares outstanding:
Basic	7,765	7,595
Diluted	8,099	7,595